UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 8, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 18, LLC

(Exact name of issuer as specified in its charter)

Delaware	33-2092648
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 186 Class A Ordinary Shares, Series 190 Class A Ordinary Shares, Series 191 Class A Ordinary Shares, Series 192 Class A Ordinary Shares, Series 193 Class A Ordinary Shares, Series 195 Class A Ordinary Shares, Series 196 Class A Ordinary Shares, Series 197 Class A Ordinary Shares, Series 198 Class A Ordinary Shares, Series 199 Class A Ordinary Shares, Series 200 Class A Ordinary Shares, Series 201 Class A Ordinary Shares, Series 202 Class A Ordinary Shares, Series 203 Class A Ordinary Shares, Series 204 Class A Ordinary Shares, Series 205 Class A Ordinary Shares, Series 206 Class A Ordinary Shares, Series 207 Class A Ordinary Shares, Series 208 Class A Ordinary Shares, Series 209 Class A Ordinary Shares, Series 211 Class A Ordinary Shares, Series 212 Class A Ordinary Shares, Series 213 Class A Ordinary Shares, Series 214 Class A Ordinary Shares, Series 215 Class A Ordinary Shares, Series 216 Class A Ordinary Shares, Series 217 Class A Ordinary Shares, Series 218 Class A Ordinary Shares, Series 219 Class A Ordinary Shares, Series 220 Class A Ordinary Shares, Series 221 Class A Ordinary Shares, Series 222 Class A Ordinary Shares, Series 223 Class A Ordinary Shares, Series 224 Class A Ordinary Shares, Series 225 Class A Ordinary Shares, Series 226 Class A Ordinary Shares, Series 227 Class A Ordinary Shares, Series 228 Class A Ordinary Shares, Series 229 Class A Ordinary Shares, Series 230 Class A Ordinary Shares, Series 231 Class A Ordinary Shares, Series 232 Class A Ordinary Shares, Series 233 Class A Ordinary Shares, Series 234 Class A Ordinary Shares, Series 236 Class A Ordinary Shares, Series 244 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

The Class A shares of each series of Masterworks Vault 18, LLC (the “Company”) that have been outstanding for 90 days (the “Shares”) are currently eligible to trade on the “PPEX ATS”, an alternative trading system registered with the U.S. Securities and Exchange Commission and operated by North Capital Private Securities Corporation (“North Capital”).

On June 17, 2026, Masterworks delivered written notice to North Capital terminating the agreements pursuant to which secondary trading in the Shares is facilitated on the PPEX ATS, effective on or about December 14, 2026 (the “ATS Termination Date”).

Following the ATS Termination Date, the Shares will no longer be available for trading on the PPEX ATS, and holders will not be able to buy or sell Shares through that venue. The Company currently intends to arrange for an alternative means of secondary liquidity for holders of the Shares following the ATS Termination Date, which may take the form of a bulletin board, a matching service, or another trading or liquidity mechanism.

However, no assurance can be given that the Company will implement any such alternative, that any such alternative will be available on or after the ATS Termination Date, or that any such alternative, if implemented, will provide liquidity comparable to that historically available through the PPEX ATS, or any liquidity at all.

There is no established public trading market for the Shares, and the Shares are illiquid. Following the ATS Termination Date, holders may be unable to sell their Shares at the time they wish to do so, at a price they consider acceptable, or at all, and should be prepared to hold their Shares for an indefinite period. The Company will provide additional information regarding any alternative liquidity arrangements as and when such information becomes available.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 18, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: July 8, 2026